June 14, 2019

Mark Hawkins
Chief Financial Officer
salesforce.com, inc.
415 Mission Street, 3rd Fl
San Francisco, CA 94105

       Re: salesforce.com, inc.
           Form 10-K for the Fiscal Year Ended January 31, 2019
           Filed March 8, 2019
           Form 8-K furnished June 4, 2019
           File No. 001-32224

Dear Mr. Hawkins:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished June 4, 2019

Exhibit 99.1
GAAP Results Reconciled to non-GAAP Results, page 12

1. We note that your non-GAAP measures include an adjustment for "Amortization of purchased intangibles." Excluding amortization of purchased intangible assets may result in non-GAAP measures that are based on individually tailored accounting principles.
      Please tell us how you considered Question 100.04 of the Non-GAAP C&DIs and why you believe these measures are useful to investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Hawkins
salesforce.com, inc.
June 14, 2019
Page 2

       You may contact Dave Edgar, Staff Accountant, at (202) 551-3459 or Melissa Kindelan,
Staff Accountant, at (202) 551-3564 with any questions.



                                                         Sincerely,
FirstName LastNameMark Hawkins
                                                         Division of
Corporation Finance
Comapany Namesalesforce.com, inc.
                                                         Office of Information
Technologies
June 14, 2019 Page 2                                     and Services
FirstName LastName